

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Jeffrey M. Stutz
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464

> **Re: Herman Miller, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 24, 2021**
> **File No. 333-256401**

Dear Mr. Stutz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jenna E. Levine